HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)


THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS
ORGANIZATION SA (REGISTRATION NUMBER 347/06/B/86/10) ARE
HEREBY INVITED TO AN EXTRAORDINARY GENERAL ASSEMBLY

Pursuant to the Law and the Articles of Association and following resolution of the Board of Directors, adopted during its meeting 2735 dated 22/9/2005 (agenda item 4), the Shareholders of the Hellenic Telecommunications
Organization S.A. are hereby invited to the Extraordinary
General Assembly that will be held on October 19th 2005, Wednesday, at 16.00 hours, at the company's Headquarters
(99, Kifissias Avenue, Maroussi), in order to discuss and decide upon the following issues:

1. Submission for approval of a proposal to terminate stock option plans, as approved by resolutions during the General
Shareholder Assemblies of 4/9/2001 and 28/1/2002 respectively, that have been available to all OTE directors and personnel as well as directors of companies affiliated to OTE.

2. Determination of remuneration payable to the Chairman and the members of the Audit Committee as well as the Chairman and members of the Compensation and Human
Resources Committee, as of 1/7/2005

3. Miscellaneous announcements.

In order to participate, in person or by proxy, in the said
Extraordinary General Assembly, Shareholders:

-	If they have converted their OTE shares into book
entry form, but the said shares are not on their Depository Account, Shareholders must obtain from their Depository Participant certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification with the OTE Share Registration Office
(1st floor, 15, Stadiou Street -Athens) at least five
(5) full days prior to the appointed date and time of the General Assembly

-	If they have converted their OTE shares into book
entry form, and the said shares are on their Depository Account, Shareholders must obtain from the Central Securities Depository Office SA certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification as well as a duly authorized proxy form, with the OTE Share Registration
Office (1st floor, 15, Stadiou Street - Athens) at least five (5) full days prior to the appointed date and time of the General Assembly




-	If they have not converted their shares into book
entry form, they must deposit their share certificates with any bank in Greece or abroad, or the Consignations and Loans Fund, or OTE's Treasury (99,
Kifissias Ave. - Maroussi), or OTE Share Registration
Office (1st floor, 15, Stadiou Street - Athens) at least five (5) full days prior to the appointed date and time for the Ordinary General Assembly. By the same deadline, Shareholders must also have deposited their Share Depository Receipts as well as the proxy form with the OTE Share Registration Office, at 15,
Stadiou Street - Athens.



Maroussi, September 26, 2005



P. VOURLOUMIS
CHAIRMAN OF THE BOARD - CEO